

CROSSHAIR EXPLORATION & MINING CORP.


FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)


APRIL 30, 2007

# INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2007 and 2006 and the statements of operations, shareholders' equity and cash flows for the years ended April 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and cash flows for the years ended April 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

**"DAVIDSON & COMPANY LLP"**

Vancouver, Canada                                                                                           Chartered Accounta

June 1, 2007

**CROSSHAIR EXPLORATION & MINING CORP.**
BALANCE SHEETS
AS AT APRIL 30

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ **14,311,417** | $ 13,947,976 |
| Marketable securities (Note 3) | **1,787,387** | - |
| Receivables | **444,929** | 229,327 |
| Due from related parties (Note 8) | **-** | 4,167 |
| Prepaid expenses | **203,438** | 138,792 |
| | **16,747,171** | 14,320,262 |
| **Equipment** (Note 4) | **366,080** | 126,369 |
| **Mineral properties** (Note 5) | **14,551,292** | 3,919,761 |
| | $ **31,664,543** | $ 18,366,392 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ **988,941** | $ 212,220 |
| Due to related parties (Note 8) | **19,241** | 14,221 |
| Due to Paragon (formerly Rubicon) (Note 5a & e) | **348,285** | - |
| | **1,356,467** | 226,441 |
| **Shareholders' equity** | | |
| Capital stock (Note 6) | | |
| Authorized | | |
| Unlimited number of common shares without par value | | |
| Issued | | |
| 70,912,072 (April 30, 2006 – 58,356,045) common shares | **44,135,660** | 29,135,054 |
| Contributed surplus (Note 6) | **3,888,533** | 1,188,003 |
| Deficit | **(17,716,117)** | (12,183,106) |
| | **30,308,076** | 18,139,951 |
| | $ **31,664,543** | $ 18,366,392 |

**Nature and continuance of operations (Note 1)**
**Subsequent events (Note 13)**
**Commitments and contingencies (Note 12)**


**On behalf of the Board:**

| "" | Director | "" | Director |
|---|---|---|---|

The accompanying notes are an integral part of these financial statements

**CROSSHAIR EXPLORATION & MINING CORP.**
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| **EXPENSES** | | | |
| Advertising | $ **65,327** | $ - | $ - |
| Amortization | **43,882** | 7,477 | 745 |
| Audit and accounting (Note 8) | **38,604** | 143,212 | 83,536 |
| Conference and exhibitions | **99,448** | - | - |
| Consulting | **171,724** | 244,534 | 182,227 |
| Directors fees (Note 8) | **60,500** | 63,000 | 5,000 |
| Insurance | **35,897** | - | - |
| Investor relations | **143,773** | 130,364 | 120,880 |
| Legal (Note 8) | **212,486** | 100,700 | 79,300 |
| Management fees (Note 8) | **50,000** | 225,000 | 158,931 |
| Office and administration | **562,642** | 339,703 | 122,603 |
| Property investigations | **1,602** | 93,467 | 28,776 |
| Rent | **83,979** | 67,132 | 26,487 |
| Stock-based compensation (Note 6) | **3,696,601** | 682,213 | 316,521 |
| Transfer agent and filing fees | **87,017** | 106,448 | 58,292 |
| Travel | **306,978** | 165,538 | 60,623 |
| Wages and salaries | **923,743** | 41,441 | - |
| | **(6,584,203)** | (2,410,229) | (1,243,921) |
| | | | |
| **OTHER ITEMS** | | | |
| Interest income | **345,287** | 233,065 | 20,803 |
| Management income (Note 8) | **40,000** | 12,000 | 12,000 |
| Realized gain - marketable securities | **701,494** | - | - |
| Unrealized loss – marketable securities | **(35,589)** | - | - |
| Write-off of mineral properties (Note 5) | **-** | (1,518,429) | (188,988) |
| | **1,051,192** | (1,273,364) | (156,185) |
| | | | |
| **Loss before income tax** | **(5,533,011)** | (3,683,593) | (1,400,106) |
| | | | |
| **Future income tax recovery (Note 9)** | **-** | 1,508,120 | 754,720 |
| | | | |
| **Loss and comprehensive loss for the year** | **(5,533,011)** | (2,175,473) | (645,386) |
| | | | |
| **Basic and diluted loss per common share** | $ **(0.09)** | $ (0.05) | $ (0.03) |
| | | | |
| **Weighted average number of common shares outstanding** | **62,434,069** | 47,264,482 | 24,677,131 |

The accompanying notes are an integral part of these financial statements.

**CROSSHAIR EXPLORATION & MINING CORP.**
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |  |
| Loss for the year | $ (5,533,011) | $ (2,175,473) | $ (645,386) |
| Items not affecting cash: |  |  |  |
| Amortization | 43,882 | 7,477 | 745 |
| Stock-based compensation | 3,696,601 | 682,213 | 316,521 |
| Write-off of mineral properties | - | 1,518,429 | 188,988 |
| Future income taxes | - | (1,508,120) | (754,720) |
| Unrealized loss – marketable securities | 35,589 | - | - |
| Realized gain – marketable securities | (701,494) |  |  |
|  |  |  |  |
| Purchase of marketable securities | (3,026,015) | - | - |
| Proceeds from sales of marketable securities | 1,904,533 | - | - |
|  |  |  |  |
| Changes in non-cash working capital items: |  |  |  |
| Receivables | (215,602) | (167,761) | (41,086) |
| Prepaid expenses | (64,646) | (137,592) | 10,500 |
| Accounts payable and accrued liabilities | 52,531 | (163,312) | 160,002 |
| Due from related parties | 4,167 | 3,210 | (210) |
| Due to related parties | 5,020 | (9,334) | 7,986 |
|  |  |  |  |
| Net cash used in operating activities | (3,798,445) | (1,950,263) | (756,660) |
|  |  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES** |  |  |  |
| Mineral properties | (8,480,906) | (2,551,070) | (1,510,334) |
| Acquisition of equipment | (283,593) | (132,108) | - |
|  |  |  |  |
| Net cash used in investing activities | (8,764,499) | (2,683,178) | (1,510,334) |
|  |  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |  |
| Issuance of shares for cash | 12,926,385 | 14,395,916 | 6,818,624 |
| Share issue costs | - | (561,206) | (318,939) |
|  |  |  |  |
| Net cash provided by financing activities | 12,926,385 | 13,834,710 | 6,499,685 |
|  |  |  |  |
| **Net change in cash during the year** | 363,441 | 9,201,269 | 4,232,691 |
|  |  |  |  |
| **Cash and cash equivalents, beginning of year** | 13,947,976 | 4,746,707 | 514,016 |
|  |  |  |  |
| **Cash and cash equivalents, end of year** | $ 14,311,417 | $ 13,947,976 | $ 4,746,707 |
|  |  |  |  |
| **Cash and cash equivalents** |  |  |  |
|  |  |  |  |
| Cash | $ 28,402 | $ 3,947,976 | $ 615,707 |
|  |  |  |  |
| Liquid short term investments | 14,283,015 | 10,000,000 | 4,131,000 |
|  |  |  |  |
|  | $ 14,311,417 | $ 13,947,976 | $ 4,746,707 |

**Supplemental disclosures with respect to cash flows** (Note 7)

The accompanying notes are an integral part of these financial statements

**CROSSHAIR EXPLORATION & MINING CORP.**
STATEMENT OF SHAREHOLDERS' EQUITY

| | Number of Shares | Price | Amount | Contributed Surplus | Deficit | Total |
|---|---|---|---|---|---|---|
| **Balance at April 30, 2004** | 16,899,203 | | $ 10,318,467 | $400,600 | (9,362,247) | 1,356,820 |
| Issued for: | | | | | | |
| Private placement (Note 6 (a)) | 4,080,000 | $ 0.25 | 1,020,000 | - | - | 1,020,000 |
| Private placement (Note 6 (b)) | 1,525,000 | 0.25 | 381,250 | - | - | 381,250 |
| Private placement (Note 6 (c)) | 2,750,000 | 0.40 | 1,100,000 | - | - | 1,100,000 |
| Private placement (Note 6 (d)) | 1,000,000 | 0.30 | 300,000 | - | - | 300,000 |
| Private placement (Note 6 (e)) | 5,622,220 | 0.45 | 2,529,999 | - | - | 2,529,999 |
| Property acquisition (Note 6 (g)) | 940,000 | 0.20-0.60 | 245,000 | - | - | 245,000 |
| Finder's fee (Notes 6 (c & e)) | 383,367 | 0.40-0.45 | 162,890 | - | - | 162,890 |
| Exercise of agent's options and stock options (Note 6 (h)) | 397,600 | 0.15-0.25 | 174,035 | - | - | 174,035 |
| Exercise of broker's warrants (Note 6 (i)) | 1,133,150 | 0.25-0.35 | 415,730 | - | - | 415,730 |
| Exercise of warrants (Note 6 (k)) | 2,974,000 | 0.30-0.35 | 1,039,900 | - | - | 1,039,900 |
| Debt settlement (Note 6 (l)) | 60,000 | 0.17 | 10,200 | - | - | 10,200 |
| Shares returned to treasury (Note 6 (j)) | (154,000) | 0.25 | (38,500) | - | - | (38,500) |
| Less: share issue costs | - | - | (504,942) | - | - | (504,942) |
| Fair value of warrants issued as finder's fee (Note 6 (a)) | - | - | - | 23,113 | - | 23,113 |
| Stock-based compensation for the year | - | - | - | 316,521 | - | 316,521 |
| Less: fair market value of stock options, agent's options and broker's warrants exercised (Notes 6 (h & i)) | - | - | - | (133,739) | - | (133,739) |
| Tax benefit renounced to flow-though share subscribers | - | - | (754,720) | - | - | (754,720) |
| Loss for the year | - | - | - | - | (645,386) | (645,386) |
| **Balance at April 30, 2005** | 37,610,540 | | 16,399,309 | 606,495 | (10,007,633) | 6,998,171 |
| Issued for: | | | | | | |
| Private placement (Note 6 (f)) | 12,977,500 | 0.80-1.00 | 11,182,000 | - | - | 11,182,000 |
| Finder's fee (Note 6 (f)) | 402,741 | 0.80 | 322,193 | - | - | 322,193 |
| Less: Share issue costs (Note 6 (f)) | - | - | (1,536,806) | - | - | (1,536,806) |
| Property acquisition (Note 6 (p)) | 400,000 | 0.76-0.90 | 317,000 | - | - | 317,000 |
| Exercise of agent's options and stock options (Note 6 (m)) | 2,363,874 | 0.25-0.85 | 1,886,491 | - | - | 1,886,491 |
| Exercise of agent's warrants (Note 6 (n)) | 438,418 | 0.50-0.75 | 280,688 | - | - | 280,688 |
| Exercise of warrants (Note 6 (o)) | 4,162,972 | 0.30-1.25 | 1,792,299 | - | - | 1,792,299 |
| Stock-based compensation for the year | - | - | - | 1,335,620 | - | 1,335,620 |
| Less: fair market value of stock options exercised (Note 6 (m)) | - | - | - | (754,112) | - | (754,112) |
| Tax benefit renounced to flow-through share subscribers | - | - | (1,508,120) | - | - | (1,508,120) |
| Loss for the year | - | - | - | - | (2,175,473) | (2,175,473) |

**CROSSHAIR EXPLORATION & MINING CORP.**
STATEMENT OF SHAREHOLDERS' EQUITY

| | Number of Shares | Price | Amount | Contributed Surplus | Deficit | Total |
|---|---|---|---|---|---|---|
| *Continued…* | | | | | | |
| **Balance at April 30, 2006** | 58,356,045 | - | $29,135,054 | $ 1,188,003 | $(12,183,106) | $18,139,951 |
| Issued for: | | | | | | |
| Property acquisition (Note 6 (t)) | 445,000 | 1.27-3.29 | 1,078,150 | - | - | 1,078,150 |
| Exercise of agent's options and stock options (Note 6 (r)) | 2,672,764 | 0.23-1.32 | 2,400,146 | - | - | 2,400,146 |
| Exercise of agent's warrants (Note 6 (r)) | 273,863 | 0.75-1.25 | 277,571 | - | - | 277,571 |
| Exercise of warrants (Note 6 (r)) | 8,674,025 | 0.75-1.75 | 10,537,395 | - | - | 10,537,395 |
| Shares issued under incentive program (Note 6 s) | 490,375 | 1.25-1.75 | 707,343 | | | 707,343 |
| Stock-based compensation for the year | - | - | - | 3,696,601 | - | 3,696,601 |
| Less: value of stock options exercised (Note 6 (q)) | - | - | - | (996,071) | - | (996,071) |
| Loss for the year | - | - | - | - | (5,533,011) | (5,533,011) |
| **Balance at April 30, 2007** | 70,912,072 | - | $44,135,660 | $ 3,888,533 | $(17,716,117) | $30,308,076 |

1.  **NATURE AND CONTINUANCE OF OPERATIONS**

    Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in North America.

    The Company is in the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

    These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of business as they come due.

    At April 30, 2007, the company has working capital of $15,390,704 and has remaining commitments to spend approximately $1,036,000 on its mineral properties before April 30, 2008. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity. Management believes that the successful financings over the last three years have mitigated the adverse conditions which raised substantial doubt on the Company's going concern.

    Management estimates that these funds will be sufficient to meet the company's obligations and capital expenditure plans for the coming year. The company's ability to continue as a going concern, and the recoverability of its mineral properties and equipment, is dependent on its ability to fund its exploration programs and reach profitable operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

    All amounts are in Canadian dollars unless otherwise stated.


2.  **SIGNIFICANT ACCOUNTING POLICIES**

    **Financial Instruments - Changes in Accounting Policies**

    Effective May 1, 2006, the Company decided to early adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

    *Financial Instruments-Recognition and Measurement (Section 3855)*

    These standards set out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

    All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to February 1, 2007, are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Cash and cash equivalents, and marketable securities are classified as held-for-trading; receivables are classified as loans and accounts payable are classified as other financial liabilities. All are measured at fair value and gains and losses are included in net earnings in the period in which they arise. Cash and cash equivalents are exposed to credit risk and these amounts are placed with major Canadian banks. The Company is not exposed to interest rate risk due to the short term maturity of the financial instruments.

*Hedging (Section 3865)*

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

*Comprehensive Income (Section 1530)*

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

There was no effect on opening equity as of May 1, 2006, as a result of applying these new standards.

*Accounting Changes (Section 1506)*

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements, and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements.

2.  **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

**Cash and cash equivalents**

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

**Marketable securities**

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

**Receivables**

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

**Equipment**

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following annual rates and methods:

| | | |
|---|---|---|
| Computer hardware | 30% | Declining balance |
| Computer software | 45% | Declining balance |
| Exploration equipment | 20% | Declining balance |
| Furniture and fixtures | 20% | Declining balance |
| Office equipment | 30% | Declining balance |

**Mineral properties**

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refundable by the Government of Newfoundland are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

**Asset retirement obligations**

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. The Company does not have any significant asset retirement obligations.

**Flow-through shares**

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires, where it is more likely than not, that when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

**Loss per share**

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

**Stock-based compensation**

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option's fair value, is then recognized over the options vesting periods.

**Income taxes**

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

### 3. MARKETABLE SECURITIES

|  | April 30, 2007 | | April 30, 2006 | |
| --- | --- | --- | --- | --- |
|  | Fair Market Value | Cost | Fair Market Value | Cost |
|  | $ 1,787,387 | $ 1,822,976 | $ - | $ - |

### 4. PROPERTY, PLANT AND EQUIPMENT

|  | April 30, 2007 | | | April 30, 2006 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Cost | Accumulated Amortization | Net Book Value | Cost | Accumulated Amortization | Net Book Value |
| Furniture and fixtures | $ 75,112 | $ 14,625 | $ 60,487 | $ 60,514 | $ 1,990 | $ 58,524 |
| Computer hardware / office equipment | 67,014 | 13,843 | 53,171 | 16,202 |  | 10,514 |
| Computer software | 32,936 | 5,581 | 27,355 | - | - | - |
| Exploration equipment | 247,162 | 22,095 | 225,067 | 61,915 | 4,584 | 57,331 |
|  | $ 422,224 | $ 56,144 | $ 366,080 | $ 138,631 | $ 12,262 | $ 126,369 |

## 5. MINERAL PROPERTIES

| | Golden Promise Property | Moran Lake Property | Otter / Portage Lake Properties | Sinbad claims | Southern Golden Promise (Victoria Lake) | Glenwood Break Property | Wings Point -Titan Property | Beigou Gold Property | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Central Mineral Belt Project** | | | | | | | | | | |
| Balance at April 30, 2005 | $ - | $ 598,500 | $ - | $ - | $ 536,289 | $ 785,163 | $ 392,409 | $ 171,444 | $ - | $ 2,483,805 |
| Drilling and trenching | - | 323,008 | - | - | 37,929 | 32,349 | - | - | 55,046 | 448,332 |
| Geology | - | 541,753 | 400 | 8,597 | 145,301 | 73,089 | 10,872 | 41,410 | 7,504 | 828,926 |
| Geophysics | - | 1,085,376 | - | - | 98,112 | 3,562 | - | - | - | 1,187,050 |
| Administration | - | 152,555 | - | - | 36,148 | 4,188 | 2,463 | 17,081 | 561 | 212,996 |
| Technical analysis | - | 87,725 | - | - | 110,393 | 22,438 | 104 | - | 664 | 221,324 |
| Acquisition costs | - | 290,000 | 70,000 | 4,125 | 82,000 | - | - | - | - | 446,125 |
| Credits received | - | (266,300) | - | - | (22,150) | (36,693) | (31,326) | - | (33,899) | (390,368) |
| Total expenditures for the year | - | 2,214,117 | 70,400 | 12,722 | 487,733 | 98,933 | (17,887) | 58,491 | 29,876 | 2,954,385 |
| Write-off of mineral properties | - | - | - | - | - | (884,096) | (374,522) | (229,935) | (29,876) | (1,518,429) |
| **Balance at April 30, 2006** | $ - | $ 2,812,617 | $ 70,400 | $ 12,722 | $ 1,024,022 | $ - | $ - | $ - | $ - | $ 3,919,761 |
| Drilling and trenching | 640,629 | 2,474,435 | 94,698 | - | 514,059 | - | - | - | - | 3,723,821 |
| Geology | 32,738 | 2,070,123 | 34,741 | 3,127 | 78,338 | - | - | - | - | 2,219,067 |
| Geophysics | - | 2,278,608 | 62,900 | - | 79,961 | - | - | - | - | 2,421,469 |
| Administration | 54,301 | 343,171 | 7,765 | - | 42,743 | - | - | - | - | 447,980 |
| Technical analysis | 17,336 | 432,758 | 8,261 | - | 40,189 | - | - | - | - | 498,544 |
| Acquisition costs | 110,400 | 710,000 | 276,750 | - | 223,500 | - | - | - | - | 1,320,650 |
| Credits received | - | - | - | - | - | - | - | - | - | - |
| Total expenditures for the year | 855,404 | 8,309,095 | 485,115 | 3,127 | 978,790 | - | - | - | - | 10,631,531 |
| **Balance at April 30, 2007** | $ 855,404 | $ 11,121,712 | $ 555,515 | $ 15,849 | $ 2,002,812 | $ - | $ - | $ - | $ - | $14,551,292 |

### 5. MINERAL PROPERTIES (cont'd…)

Cumulative totals as at April 30, 2007:

| | | Central Mineral Belt Project | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Golden Promise Property | Moran Lake Property | Otter / Portage Lake Property | Sinbad claims | Southern Golden Promise (Victoria Lake) | Glenwood Break Property | Wings Point -Titan Property | Beigou Gold Property | Other Properties | Total |
| Drilling and trenching | $ 640,629 | $ 2,797,441 | $ 94,698 | $ - | $ 565,064 | $ 84,061 | $ 126,550 | $ - | $ 57,054 | $ 4,365,497 |
| Geology | 32,738 | 2,805,121 | 35,141 | 11,724 | 448,585 | 350,739 | 144,147 | 105,883 | 49,833 | 3,983,911 |
| Geophysics | - | 3,447,121 | 62,900 | - | 325,368 | 272,920 | 5,118 | - | 11,154 | 4,124,581 |
| Administration | 54,301 | 515,927 | 7,765 | - | 104,400 | 54,694 | 35,842 | 40,386 | 5,224 | 818,539 |
| Technical analysis | 17,336 | 562,402 | 8,261 | - | 226,045 | 108,375 | 34,831 | 304 | 22,396 | 979,950 |
| Acquisition costs | 110,400 | 1,260,000 | 346,750 | 4,125 | 355,500 | 50,000 | 59,360 | 83,362 | 107,102 | 2,376,599 |
| Credits received | - | (266,300) | - | - | (22,150) | (36,693) | (31,326) | - | (33,899) | (390,368) |
| Write-off of mineral properties | - | - | - | - | - | (884,096) | (374,522) | (229,935) | (218,864) | (1,707,417) |
| **Balance at April 30, 2007** | $ 855,404 | $ 11,121,712 | $ 555,515 | $ 15,849 | $ 2,002,812 | $ - | $ - | $ - | $ - | $ 14,551,292 |

5. **MINERAL PROPERTIES** (cont'd…)

    a) **GOLDEN PROMISE PROJECT**

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation ("Paragon") (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)        Issuing common shares:

|  | Number of shares |  |
| --- | ---: | --- |
| Within 5 days of the execution date of the agreement | 20,000 | Issued by the Company |
| On or before May 1, 2007 | 20,000 | Issued by the Company |
| On or before May 1, 2008 | 20,000 |  |
| On or before May 1, 2009 | 20,000 |  |
|  | 80,000 |  |

ii)      Incurring a total of $4,000,000 in exploration expenditures:

|  |  | Amount |
| --- | --- | ---: |
| On or before May 1, 2007 (as a firm and binding commitment) | $ | 750,000[1] |
| On or before May 1, 2008 |  | 900,000 |
| On or before May 1, 2009 |  | 1,100,000 |
| On or before May 1, 2010 |  | 1,250,000 |
|  | $ | 4,000,000 |

[1]As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)    Make cash payments on behalf of Paragon for Paragon's obligations with respect to the Golden Promise Property and other claims as follows:

|  |  | Amount |  |
| --- | --- | ---: | --- |
| On or before June 1, 2006 | $ | 75,000 | Paid by Paragon |
| On or before June 14, 2006 |  | 10,000 | Paid by the Company |
| On or before June 14, 2007 |  | 15,000 |  |
|  | $ | 100,000 |  |

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at April 30, 2007, Paragon had spent $742,803. As a result the Company owes Paragon $155,803.

    b) **MORAN LAKE PROPERTY (PART OF CENTRAL MINERAL BELT PROJECT)**

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005, the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

5. **MINERAL PROPERTIES** (cont'd…)

The amended and restated agreement calls for:

i) Making cash payments:

| | | Amount | |
|---|---|---|---|
| Upon execution of the agreement (original) | $ | 25,000 | (Paid October 2004) |
| Within 5 business days of the approval date (original agreement) | | 50,000 | (Paid November 2004) |
| Upon signing of the amended and restated agreement | | 25,000 | (Paid March 2005) |
| On or before November 10, 2005 | | 100,000 | (Paid November 2005) |
| On or before November 10, 2006 | | 100,000 | (Paid November 2006) |
| On or before November 10, 2007 | | 125,000 | |
| On or before November 10, 2008 | | 150,000 | |
| | $ | 575,000 | |

ii) Issuing common shares:

| | Number of shares | |
|---|---|---|
| Upon execution of the agreement (original) | 250,000 | (Issued October 2004) |
| Upon acceptance by the TSX Venture Exchange (amended agreement) | 100,000 | (Issued March 2005) |
| Upon the approval date of the original agreement | 250,000 | (Issued December 2004) |
| Second year share payment | 250,000 | (Issued October 2005) |
| Third year share payment | 250,000 | (Issued November 2006) |
| Fourth year share payment | 250,000 | |
| Fifth year share payment | 250,000 | |
| | 1,600,000 | |

iii) Incurring a total of $3,000,000 in exploration expenditures:

| | | Amount | |
|---|---|---|---|
| On or before November 10, 2005 | $ | 100,000 | (Requirement met) |
| On or before November 10, 2006 | | 300,000 | (Requirement met) |
| On or before November 10, 2007 | | 500,000 | (Requirement met) |
| On or before November 10, 2008 | | 800,000 | (Requirement met) |
| On or before November 10, 2009 | | 1,300,000 | (Requirement met) |
| | $ | 3,000,000 | |

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at April 30, 2007, the Company incurred $9,861,712 (net of $266,300 credits received) in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

**5.   MINERAL PROPERTIES** (cont'd…)

### c)   OTTER / PORTAGE LAKE PROPERTY (PART OF CENTRAL MINERAL BELT PROJECT)

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties.  The option agreement calls for:

i)       Making cash payments:

| | | Amount | |
|---|---|---|---|
| Upon execution of the agreement | $ | 25,000 | (Paid in December 2005) |
| On or before December 2, 2006 | | 30,000 | (Paid in December 2006) |
| On or before December 2, 2007 | | 35,000 | |
| On or before December 2, 2008 | | 50,000 | |
| | $ | 140,000 | |

ii)      Issuing common shares:

| | Number of shares | |
|---|---|---|
| Upon acceptance by the TSX Venture Exchange | 50,000 | (Issued in January 2006) |
| On or before December 2, 2006 | 75,000 | (Issued in December 2006) |
| On or before December 2, 2007 | 100,000 | |
| | 225,000 | |

iii)     Incurring a total of $600,000 in exploration expenditures:

| | | Amount | |
|---|---|---|---|
| On or before December 2, 2006 | $ | 100,000 | (Requirement met) |
| On or before December 2, 2007 an additional | | 200,000 | |
| On or before December 2, 2008 an additional | | 300,000 | |
| | $ | 600,000 | |

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

### d)   SINBAD CLAIMS

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work.  The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. Subsequent to April 30, 2007, this agreement was approved by the TSX Venture Exchange.

5.  **MINERAL PROPERTIES** (cont'd…)

e)  **SOUTHERN GOLDEN PROMISE (VICTORIA LAKE), WINGS POINT – TITAN, GLENWOOD BREAK PROPERTIES**

During February 2003, the Company entered into three separate option-JV agreements with Paragon Minerals Corporation ("Paragon") (formerly Rubicon Minerals Corporation) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Paragon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

During the year ended April 30, 2007, the company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at April 30, 2007, Rubicon had spent $562,482 on behalf of the Company. As a result the Company owes Paragon $192,482.

f)  **BEIGOU GOLD PROPERTY**

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the "Bureau") in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder's fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

g)  **OTHER PROPERTIES WRITTEN-OFF**

**NORTH PAUL'S POND GOLD PROPERTY**

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul's Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul's Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,775 was written-off in the first quarter of 2006.

5. **MINERAL PROPERTIES** (cont'd…)

**NORTH PAUL'S POND GOLD PROPERTY** (cont'd….)

$33,899 was received for the North Paul's Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

**DJ Gold Property**

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the year ended April 30, 2005, the Company elected to terminate this option along with its obligations and related mineral property costs of $79,110 were written-off.

6. **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

**Share issuances**

The authorized share capital of the Company is an unlimited number of common shares without par value.

(a) On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds along with 326,400 broker's warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). The agent's warrants were fully exercised during the year ended April 30, 2005. Share issue costs of $138,896 were incurred in relation to this private placement.

(b) On November 27, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company's listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k & o)). Share issue costs of $1,410 were incurred in relation to this private placement.

(c) On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder's fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder's fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 6 (n & o)).

6. **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

**Share issuances** (cont'd…)

(d) On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price of the Company's listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Note 6 (o)).

(e) On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of April 30, 2007, all of the warrants associated with this private placement were exercised (Note 6 (n & o)).

(f) On November 3, 2005, the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the "FT Units") at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the "Common Share Units") at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of April 30, 2007, 6,126,250 of the regular warrants, 163,987 of the agent's warrants and 1,105,766 agent's options were exercised (Note 6 (o)).

(g) During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul's Pond property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company's Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(h) During the year ended April 30, 2005, 148,850 agent's options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $94,400 ($79,635, representing the fair market value of the options exercised was allocated to capital stock).

6.  **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

**Share issuances** (cont'd…)

(i)  During the year ended April 30, 2005, 760,000 broker's warrants were exercised at $0.35 per share, 46,750 broker's warrants were exercised at $0.30 per share, and 326,400 broker's warrants were exercised at $0.25 per share for total gross proceeds of $361,625 ($54,104, representing the fair market value of the broker warrants exercised was allocated to capital stock).

(j)  On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(k)  During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(l)  On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

(m)  During the year ended April 30, 2006, 151,150 agent's options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent's options at a price of $0.50, 738,868 agent's options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112 representing the fair market value of the stock options, agent's options, and broker's warrants exercised was allocated to capital stock).

(n)  During the year ended April 30, 2006, 245,918 agent's warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent's warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(o)  During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

(p)  During the year ended April 30, 2006, 100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

(q)  During the year ended April 30, 2007, the following options were exercised for total gross proceeds of $1,404,075 ($996,071 representing the fair market value of the stock options and agent's options exercised was allocated to capital stock):

| Stock Options | | | Agent's Options | | |
|---|---|---|---|---|---|
| 200,000 | $ | 0.23 | 215,866 | $ | 0.50 |
| 780,000 | $ | 0.25 | 366,898 | $ | 0.85 |
| 175,000 | $ | 0.28 | | | |
| 410,000 | $ | 0.45 | **582,764** | | |
| 75,000 | $ | 0.58 | | | |
| 84,000 | $ | 0.64 | | | |
| 35,000 | $ | 0.65 | | | |
| 75,000 | $ | 0.90 | | | |
| 50,000 | $ | 1.00 | | | |
| 206,000 | $ | 1.32 | | | |
| **2,090,000** | | | | | |

**6.    CAPITAL STOCK AND CONTRIBUTED SURPLUS**

**Share issuances** (cont'd…)

(r)  During the year ended April 30, 2007, 2,610,275 warrants at $0.75 per share, 4,044,111 warrants at $1.25 per share, 2,000,000 shares at a price of $1.75 per share, 129,515 agent's warrants at $0.75 per share, and 144,348 agent's warrants at $1.25 were exercised for total gross proceeds of $10,814,966.

(s)  During the year ended April 30, 2007, the Company issued 490,375 common shares, under a warrant incentive program, for gross proceeds of $707,343.  Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

(t)  During the year ended April 30, 2007, 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

**Share purchase warrants**

At April 30, 2007, the following warrants were outstanding:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 362,500 | $1.25 | November 3, 2007[1] |
| 37,383 | $1.25 | November 3, 2007[2] |
| 399,883 | | |

[1] These warrants were granted in connection with the private placement on November 3, 2005 (Note 6(f)).
[2] These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 6 (f)).

**Stock options**

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant.  The options can be granted for a maximum term of 5 years.

6. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

**Stock options** (cont'd…)

The following is a summary of stock options outstanding at April 30, 2007, April 30, 2006 and April 30, 2005 and changes during the years then ended.

|  | April 30, 2007 | | April 30, 2006 | | April 30, 2005 | |
|---|---|---|---|---|---|---|
|  | Number of options | Weighted Average Exercise Price | Number of options | Weighted Average Exercise Price | Number of options | Weighted Average Exercise Price |
| Outstanding, beginning of year | 6,364,748 | $ 0.68 | 4,774,622 | $ 0.34 | 2,361,434 | $ 0.24 |
| Exercised | (2,672,764) | 0.53 | (2,363,874) | 0.48 | (397,600) | 0.24 |
| Cancelled or expired | (700,000) | 0.84 | (393,750) | 0.33 | (316,434) | 0.20 |
| Granted | 5,990,000 | 2.04 | 4,347,750 | 0.91 | 3,127,222 | 0.39 |
| Outstanding, end of year | 8,981,984 | $ 1.62 | 6,364,748 | $ 0.68 | 4,774,622 | $ 0.34 |
| Currently exercisable | 2,753,484 | $ 0.83 | | | | |

6. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

**Stock options** (cont'd…)

At April 30, 2007, the following stock options were outstanding to directors, officers and employees:

| Number | Exercise Price ($) | Expiry Date |
|---|---|---|
| 191,984 | 0.85 | November 2, 2007* |
| 5,000 | 0.25 | June 19, 2008 |
| 75,000 | 0.25 | January 21, 2009 |
| 30,000 | 0.25 | February 17, 2009 |
| 50,000 | 0.25 | June 17, 2009 |
| 25,000 | 0.28 | January 1, 2010 |
| 715,000 | 0.45 | February 4, 2010 |
| 100,000 | 0.45 | June 14, 2010 |
| 100,000 | 0.45 | September 14, 2010 |
| 115,000 | 0.68 | September 26, 2010 |
| 116,000 | 0.64 | November 14, 2010 |
| 150,000 | 0.90 | January 5, 2011 |
| 1,100,000 | 1.00 | January 18, 2011 |
| 75,000 | 1.32 | April 18, 2011 |
| 389,000 | 1.32 | April 24, 2011 |
| 1,325,000 | 1.32 | May 1, 2011 |
| 450,000 | 1.32 | May 24, 2011 |
| 180,000 | 1.32 | July 1, 2011 |
| 300,000 | 1.43 | August 21, 2011 |
| 100,000 | 1.43 | September 21, 2011 |
| 50,000 | 1.56 | October 1, 2011 |
| 275,000 | 2.07 | November 4, 2011 |
| 100,000 | 2.26 | November 17, 2011 |
| 150,000 | 3.10 | December 11, 2011 |
| 100,000 | 2.66 | January 12, 2012 |
| 350,000 | 2.50 | February 1, 2012 |
| 1,600,000 | 2.50 | March 6, 2012 |
| 40,000 | 2.58 | March 13, 2012 |
| 475,000 | 3.00 | March 23, 2012 |
| 100,000 | 3.00 | April 15, 2012 |
| 150,000 | 3.00 | April 23, 2012 |
| **8,981,984** | | |

* 1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005 of which 738,868 were exercised during the year ended April 30, 2006. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 6(f)).

6. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

**Stock-based compensation**

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2007 totaled $3,696,601. The weighted average fair value of options granted in the year was $2.16 (April 30, 2006 - $0.91, April 30, 2005 - $0.39).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

|  | April 30, 2007 | April 30, 2006 | April 30, 2005 |
|---|---|---|---|
| Risk-free interest rate | 3.79% | 3.70% | 2.85% |
| Expected life of options | 5 years | 5 years | 5 years |
| Annualized volatility | 239% | 140% | 130% |
| Dividend rate | 0% | 0% | 0% |

**Escrow shares**

At April 30, 2007, a total of 140,625 (April 30, 2006 – 281,250; April 30, 2005 – 562,500) shares were held in escrow.  No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange.  The performance conditions state that the shares may be released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure.  If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

7. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**

| For the years ended April 30, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash paid during the year for income taxes | $ - | $ - | $ - |
| Cash paid during the year for interest | $ - | $ - | $ 1,610 |

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a) The Company recognized fair market value of $996,071 in respect of stock options and agent's options exercised (Note 6(q)).

(b) The Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6(t)).

(c) Included in accounts payable was $810,505 related to mineral property costs.

(d) All amounts owed to Paragon are for mineral property costs.

7. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS** (cont'd…)

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

(a) The Company recognized fair market value of $754,112 in respect of stock options and agent's options exercised (Note 6 (m)).

(b) The Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 6 (p)).

(c) The Company issued a total of 402,741 common shares at a value of $322,193 for finders' fees in conjunction with a private placement (Note 6 (f)).

(d) Included in mineral property costs at April 30, 2006 is $86,315 incurred through accounts payable and accrued liabilities.

(e) The Company recognized compensation expenses of $1,335,620 for all stock options and agent's warrants granted using the fair value based method of accounting.

(f) 562,222 compensation options at $0.50 per share were issued to the broker in connection with the completion of the private placement on March 15, 2005 and 1,297,750 compensation options at $0.85 per share were issued to the broker in connection with the completion of the private placement on November 3, 2005

The following were significant non-cash investing and financing transactions during the year ended April 30, 2005:

(a) The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 6 (g)).

(b) The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 6 (j)).

(c) The Company recognized fair market value of $133,739 in respect of stock options, agent's options and brokers' warrants exercised (Notes 6 (h) and (i)).

(d) The Company issued a total of 383,367 common shares at a value of $162,890 for finders' fees in conjunction with private placements (Notes 6 (l) and (e)).

(e) The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 6 (l)).

(f) The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the private placement (Note 6 (q))

8. **RELATED PARTY TRANSACTIONS**

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2007, the Company recorded management fees of $40,000 (2006 - $12,000, 2005 - $12,000) from a public Company with directors in common. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the year ended April 30, 2007, the Company incurred management fees of $50,000 (2006 – $225,000, 2005 - $150,000) to a director. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the year ended April 30, 2007, the Company incurred directors' fees of $60,500 (2006 - $63,000, 2005 - $5,000), to non-executive directors. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the year ended April 30, 2007, the Company incurred accounting fees of $Nil (2006 - $58,529, 2005 - $58,414) to a private company controlled by a former director. At April 30, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the year ended April 30, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907, 2005 - $91,322) to a company that a director is a partner of. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

During the year ended April 30, 2007, the Company incurred geological consulting fees of $33,075 (2006 - $40,701, 2005 - $10,000) to a private company owned by a director. At April 30, 2007, $5,830 (April 30, 2006 - $Nil) was owed to this party.

At April 30, 2007, $13,411 (April 30, 2006 - $11,685, April 30, 2005 - $6,435) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at April 30, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for overpayment of management fees.

These transactions were incurred in the normal course of operations and, in management's opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

9. **INCOME TAXES**

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Loss before income tax recovery | $ (5,533,011) | $ (3,683,593) | $ (1,400,106) |
| Expected income tax recovery at statutory rates | $ (1,961,735) | $ (1,388,715) | $ (498,438) |
| Non-taxable items | 1,965,026 | 1,095,317 | 129,033 |
| Unrecognized (recognized) benefit of non-capital losses and resource expenditures | (3,291) | (1,214,722) | (385,315) |
| Total income taxes (recovery) | $ - | $ (1,508,120) | $ (754,720) |

9.  **INCOME TAXES** (cont'd…)

The significant components of the Company's future tax assets are as follows:

|  | 2007 | 2006 |
|---|---|---|
| Future tax assets and (liabilities): |  |  |
| Loss carry forwards | $ 606,851 | $ 1,049,668 |
| Marketable Securities | 11,033 | - |
| Equipment | 17,405 | 4,622 |
| Share Issuance Costs | 243,054 | 419,880 |
| Mineral property and related exploration expenditures | 917,927 | (197,576) |
|  | 1,796,270 | 1,276,594 |
| Less: valuation allowances | (1,796,270) | (1,276,594) |
| Net future tax assets ( liabilities) | $ - | $ - |

During the year ended April 30, 2006, the Company issued 4,000,000 common shares on a flow-through basis for gross proceeds of $4,000,000. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties. Future income taxes of $1,508,120 on the exploration expenditures to be renounced to shareholders were applied against capital stock.

The Company has available for deduction against future taxable income non-capital losses of approximately $2,784,000. These losses, if not utilized, will expire commencing in 2016. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10. **SEGMENTED INFORMATION**

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

|  | April 30, 2007 | April 30, 2006 |
|---|---|---|
| Equipment |  |  |
| Canada | $ 366,080 | $ 126,369 |
| USA | - | - |
|  | $ 366,080 | $ 126,369 |
| Mineral properties |  |  |
| Canada | $ 14,535,443 | $ 3,907,039 |
| USA | 15,849 | 12,722 |
|  | $ 14,551,292 | $ 3,919,761 |

### 11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, due to Paragon and due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

### 12. COMMITMENTS AND CONTINGENCIES

a) The Company has entered into an operating lease agreement for its office premises in Newfoundland and Vancouver. The annual lease commitments under these leases are as follows:

| | |
|---|---|
| 2008 | $ 76,804 |
| 2009 | 48,586 |
| 2010 | 47,954 |
| 2011 | 35,491 |

### 13. SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totalling 139 claims located in the central mineral belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period. The agreement was approved by the TSX Venture Exchange on May 28, 2007.

### 14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

**14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd….)

**Balance sheets**

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

|  | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
|  | Balance, Canadian GAAP | Adjustments | Balance, US GAAP | Balance, Canadian GAAP | Adjustments | Balance, US GAAP |
| Assets: |  |  |  |  |  |  |
| Current assets | $ 16,747,171 | $ - | $ 16,747,171 | $ 14,320,262 | $ - | $ 14,320,262 |
| Equipment | 366,080 | - | 366,080 | 126,369 | - | 126,369 |
| Mineral properties | 14,551,292 | (12,474,517) | 2,076,775 | 3,919,761 | (3,163,636) | 756,125 |
| Total assets | $ 31,664,543 | $ (12,474,517) | $ 19,190,026 | $ 18,366,392 | $(3,163,636) | $ 15,202,756 |
| Liabilities |  |  |  |  |  |  |
| Current liabilities | $ 1,356,467 | $ - | $ 1,356,467 | $ 226,441 | $ - | $ 226,441 |
| Flow-through share liability | - | - | - | - | 401,546 | 401,546 |
| Shareholders' equity |  |  |  |  |  |  |
| Capital stock | 44,135,660 | - | 44,135,660 | 29,135,054 | 1,444,640 | 30,579,694 |
| Contributed surplus | 3,888,533 | - | 3,888,533 | 1,188,003 | - | 1,188,003 |
| Deficit | (17,716,117) | (12,474,517) | (30,190,634) | (12,183,106) | (5,009,822) | (17,192,928) |
| Total liabilities and shareholders' equity | $ 31,664,543 | $ (12,474,517) | $ 19,190,026 | $ 18,366,392 | $(3,163,636) | $ 15,202,756 |

**Statements of operations**

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  |  | $ |  |
| Loss for the year under Canadian GAAP | $ (5,533,011) | (2,175,473) | $ (645,386) |
| Adjustments: |  |  |  |
| Mineral property expenditures incurred during the year | (9,310,881) | (2,508,260) | (1,279,032) |
| Mineral properties written off during the year | - | 1,325,707 | 81,886 |
| Flow-through share premium (discount) paid in excess of (below) market value | - | 491,714 | 124,940 |
| Future income tax recovery | - | (1,508,120) | (754,720) |
| Loss under US GAAP | $ (14,843,892) | $ (4,374,432) | $ (2,472,312) |
| Weighted average number of common shares outstanding under US GAAP | 62,293,444 | 46,983,232 | 24,114,631 |
| Loss per share under US GAAP | $ (0.24) | $ (0.09) | $ (0.10) |

14. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd….)

**Statements of cash flows**

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net cash flows from operating activities |  |  |  |
| Under Canadian GAAP | $ (2,676,963) | $ (1,950,263) | $ (756,660) |
| Mineral properties | (8,238,406) | (2,421,945) | (1,279,032) |
| Net cash used in operating activities under US GAAP | (10,915,369) | (4,372,208) | (2,035,692) |
| Net cash flows from financing activities |  |  |  |
| Under Canadian GAAP and US GAAP | 12,926,385 | 13,834,710 | 6,499,685 |
| Net cash flows used in investing activities |  |  |  |
| Under Canadian GAAP | (9,885,981) | (2,683,178) | (1,510,334) |
| Mineral properties | 8,238,406 | 2,421,945 | 1,279,032 |
| Net cash used in investing activities under US GAAP | (1,647,575) | (261,233) | (231,302) |
| Net increase in cash and cash equivalents during the year | 363,441 | 9,201,269 | 4,232,691 |
| Cash and cash equivalents, beginning the year | 13,947,976 | 4,746,707 | 514,016 |
| Cash and cash equivalents, end of year | $ 14,311,417 | $ 13,947,976 | $ 4,746,707 |

**Mineral property interests and deferred exploration costs**

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

**14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd….)

**Flow-through shares**

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company's stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006. During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company's stock was less than the fair value of the flow-through shares issued, a premium of $124,940 was recorded for the expended cash on qualifying transactions and a flow-through share liability of $93,260 for the unexpended amount as of April 30, 2005.

**Loss per share**

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2007, 2006 and 2005 were 62,293,444, 46,983,232, and 24,114,631 respectively.

**14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd….)

**New accounting pronouncements**

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Company's financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but are does not anticipate a material impact.